EXHIBIT 12.1
Parker Drilling Company
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Fiscal Year Ended December 31,
	September 30, 2014	2013	2012	2011	2010	2009
Pretax Income	30,415,378	52,787,710	70,977,206	(65,411,628)	11,504,903	9,826,774
Fixed Charges	34,284,278	50,195,954	43,782,341	41,864,658	40,294,016	35,426,257
Amortization of Capitalized Interest	3,073,231	4,058,459	1,886,832	1,556,952	1,819,086	1,974,592
Capitalized Interest	(798,447)	(2,375,946)	(10,240,245)	(19,271,105)	(13,488,684)	(5,975,973)
Earnings before Income Tax & Fixed Charges	66,974,440	104,666,177	106,406,134	(41,261,123)	40,129,321	41,251,650
Interest Expense	33,485,831	47,820,008	33,542,096	22,593,553	26,805,332	29,450,284
Capitalized Interest	798,447	2,375,946	10,240,245	19,271,105	13,488,684	5,975,973
Total Fixed Charges	34,284,278	50,195,954	43,782,341	41,864,658	40,294,016	35,426,257
Ratio of Earnings to Fixed Charges	2x	2.1x	2.4x	(1)	1.0x	1.2x

(1) For the year ended December 31, 2011, earnings were deficient to cover fixed charges by $41.3 million, which was primarily due to a pre-tax, non-cash charge to earnings of $170.0 million related to the impairment of our two Alaska rigs.